January 2, 2003

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Action Products International, Inc.
Request to Withdraw Registration Statement on Form S-3
SEC File Number 333-100076

Ladies and Gentlemen,

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Act”) Action Products International, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 which was filed with the Commission on September 25, 2002 (File No. 333-100076), along with any exhibits, (the “Registration Statement”).

     The Company requests that such consent be granted on grounds that the Company is not currently eligible to use Form S-3 for the purpose of registering the sale of shares in a secondary offering and that the benefits to the Company are outweighed by the cost to convert the registration of a secondary offering under the Act to another eligible form.

     The Company confirms that the Registration Statement has not been declared effective, no securities have been sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed. Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

     Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission.

Securities and Exchange Commission
January 2, 2003

     It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

     If you have any questions regarding this application for withdrawal, please contact James G. Smith, Esq., of Raice Paykin & Krieg, LLP, legal counsel to the Company, at (212) 725-4423.

Sincerely,

ACTION PRODUCTS INTERNATIONAL, INC.

		By:	/s/ Ronald S. Kaplan
Ronald S. Kaplan, Chief Executive Officer

cc:	S. Scott Lieberman (via overnight delivery)
James G. Smith, Esq.